January 29, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Eagle Rock Energy Partners, L.P. Registration Statement on Form S-3 File No. 333-163554 Filed December 8, 2009
Dear Mr. Schwall:
     Set forth below are the responses of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2009, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-163554, filed with the Commission on December 8, 2009 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
General
1.	We note that there are outstanding comments on your annual report on Form 10-K for your fiscal year ended December 31, 2008 and related filings. Until all outstanding issues related to the review of the Form 10-K have been resolved, we will not be in a position to consider a request for acceleration of effectiveness of the registration statement.

Response:
       We respectfully recognize the Staff’s position regarding a request for acceleration of effectiveness of the Registration Statement. In keeping with the Staff’s position, we do not intend to request acceleration of effectiveness of the Registration Statement until all outstanding comments on our annual report on Form 10-K for the year ended December 31, 2008 have been resolved.

Securities and Exchange Commission
January 29, 2010

Exhibit 5.1
2.	Please obtain and file a revised opinion that opines on the legality of the guarantees of the debt securities.

Response:
       We acknowledge the Staff’s comment and have filed a revised opinion as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.
3.	We note that the opinion is limited to federal laws, the Delaware Limited Liability Partnership Act, the Delaware General Corporation Act and the Constitution of the State of Delaware, as interpreted by the courts of the State of Delaware and of the United States. Please provide an explanation from counsel as to why the opinion excludes the laws of the jurisdiction of organization of certain of the subsidiary guarantors.

Response:
       We acknowledge the Staff’s comment. The revised opinion filed as Exhibit 5.1 with Amendment No. 1 to the Registration Statement includes the laws of the jurisdiction of organization of each of the subsidiary guarantors. For your convenience, we are providing to you supplementally a blacklined version of the updated Exhibit 5.1 that reflects the changes made to the originally filed version.

Securities and Exchange Commission
January 29, 2010

Closing Comments
     Please direct any questions or comments regarding the foregoing to me at (281) 408-1200 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Sincerely, Eagle Rock Energy Partners, L.P.
By:	/s/ Charles C. Boettcher
Charles C. Boettcher
Senior Vice President, General Counsel and Secretary

cc: Douglas E. McWilliams, Vinson & Elkins L.L.P.